November 13, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Barbara C. Jacobs
         Assistant Director

Re: Hotel Outsource Management International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 4, 2008
File No. 000-50306

Dear Ms. Jacobs:

Please be advised that with regard to our Registration Statement on Form S-1, Hotel Outsource Management International, Inc. (the “Company”) does hereby acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

3.
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Daniel Cohen

Daniel Cohen
President
Hotel Outsource Management International, Inc.